Exhibit 20

NEWS FROM TAYLOR DEVICES, INC.

SHAREHOLDER LETTER, WINTER 2003-2004

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION. COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: ANNUAL MEETING

Our Annual Meeting of Shareholders was held on November 14, 2003. The total number of outstanding shares of Taylor Devices' stock on the meeting record date was 2,926,460. A total of 2,293,006 shares were present in person or by proxy at the meeting.

Results for Election of Directors and term expiration date:

2,270,586 Shares voted for the election of Donald B. Hofmar, term to expire 2006
2,261,249 Shares voted for the election of Richard G. Hill, term to expire 2006

All of us at Taylor Devices, Inc. thank you for your continued support.

ITEM: FINANCIAL RESULTS

Taylor Devices completed the second quarter of its fiscal year on November 30, 2003. Comparative financial results for the first quarter, second quarter, and six month periods are as follows:

FIRST QUARTER (8-31-03)	F/Y 03-04	F/Y 02-03

SALES	$2,989,261	$4,021,331
NET EARNINGS (LOSS)	($201,129)	$362,386
SHARES OUTSTANDING	2,926,460	2,874,616
EARNINGS (LOSS) PER SHARE	(7¢)	13¢

SECOND QUARTER (11-30-03)	F/Y 03-04	F/Y 02-03

SALES	$3,354,261	$3,040,983
NET EARNINGS (LOSS)	($117,448)	$225,108
SHARES OUTSTANDING	2,950,450	2,883,998
EARNINGS (LOSS) PER SHARE	(4¢)	8¢

SIX MONTHS (11-30-03)	F/Y 03-04	F/Y 02-03

SALES	$6,343,522	$7,062,314
NET EARNINGS (LOSS)	($318,577)	$587,494
SHARES OUTSTANDING	2,950,450	2,883,998
EARNINGS (LOSS) PER SHARE	(11¢)	20¢

Taylor Devices has been affected by a depressed economy in the U.S. construction markets, resulting in reduced sales of the Company's seismic protection products. This is coupled with a slowing of funds being provided to support new aerospace programs because of the cost of the present war effort in the Middle East. Overall sales have dropped and this is reflected in losses for the first and second quarters of the fiscal year. Our commercial product mix includes mostly export sales of our seismic dampers, with the Company incurring higher shipping and export costs in order to remain competitive in offshore markets. Military and aerospace product sales have remained steady during this period, although the order mix has shifted to reflect increased military purchases to support our troops in the Middle East.

Because a good portion of our commercial sales relate to long term construction projects, the Company lagged in experiencing the onset of the 2002-2003 recession. Projects of this type can also be expected to lag the consumer spending increases that traditionally herald the end of a recession.

Our firm order backlog is $7.5 million, with a product mix leaning heavily toward aerospace and defense.

ITEM: NEW ORDERS SEISMIC

  East Bay Municipal Utility District - Oakland, California

This project is a seismic retrofit of an existing administration building, using 50 dampers, each rated for up to 300 tons of output force. The building is nine stories tall, and was completed in 1991. However, when originally built, the seismic code in effect dated to 1982. The owner has elected to upgrade the building to meet higher seismic performance standards.

  Taiwan Semi-Conductor Corporation - Hsin Chu City, Taiwan

This new computer chip manufacturing plant is in an area with nearby highways and intense seismic activity. The manufacturing of computer chips requires a work space virtually free of all shock and vibration. Even the smallest vibrations or motions of any type will cause degradation of product quality. Thus, this new facility will be using Taylor Devices' dampers for both earthquake and vibration protection. The dampers will be equipped with special design features to insure that the energy of the tiniest vibration will be absorbed by the dampers. The project will use 58 dampers, each rated at up to 130 tons of force.

  Kuomei Condominium - Taipei, Taiwan

This new fourteen-story residential housing project will use dampers for seismic protection and to reduce motions during high wind storms. The wind motion reduction is used to enhance occupant comfort and will be used by the owner as part of the marketing campaign for the new housing units. Dampers rated at 100 tons of output force will be used.

ITEM: NEW ORDERS AEROSPACE / DEFENSE

  Space Shuttle Launch Complex Upgrade

In our Summer 2003 Newsletter, we announced the receipt of a new NASA order for Payload Bay isolation systems for the three Space Shuttles. The Company has recently received a second order from NASA for upgrading sections of the Kennedy Space Center Launch Center with shock isolation systems for electronic equipment rooms. The shock isolators will be used to reduce equipment loadings from air blast and ground shock when the Shuttle lifts off. These loads are very high for Shuttle launches as compared to those from much smaller rockets used to launch satellites. This is due to the sheer size and power of the two large solid rocket boosters of the Shuttle. Work is expected to be completed on the project within 2004, supporting the planned restart of Shuttle missions.

  Isolation System for Tactical Laser

The Company has recently been awarded a contract to isolate a medium-size tactical laser system mounted on an air-based platform. This project is similar to two previous projects in the years 1999-2003 for other weapons systems of this type, but of different weights and sizes. All these projects relate to defense against enemy missiles, with the laser being used to engage a target before it can begin jamming or attempt evasive maneuvers. The sheer size of these systems relative to the vehicle they are installed upon requires an isolation system to accurately stabilize the laser under all conditions of shock and vibration. The frictionless hermetic dampers and modular machined springs developed by our affiliate, Tayco Developments, are ideal for this application. Defensive weapons of this type have potential applications when deployed against terrorists, guerilla bands or for homeland defense.

ITEM: 74th SHOCK AND VIBRATION SYMPOSIUM, SAN DIEGO, CALIFORNIA

The 547 people attending this Government-sponsored conference experienced firsthand the raging Southern California forest fires occurring during the last week of October 2003. The Company sent four employees to this event. Douglas P. Taylor was the instructor for a training session on "Isolation and Dissipation," receiving a SAVIAC Director's Award for his presentation. Alan Klembczyk, of our engineering staff, received an award from the U.S. Special Operations Forces (Navy Seals and Special Boat Teams) for his contributions to Operation Iraqi Freedom. A similar award was presented to Michael Mosher of Tayco Developments. The Seals presented these awards for the success of Taylor and Tayco's new Military Seating Isolation Systems during recent Special Operations Warfare missions.

Technical papers presented by Taylor and Tayco employees were:

"Analysis, Optimization and Development of a Specialized Passive
Shock Isolation System for High Speed Planing Boat Seats"

By: Alan Klembczyk, Taylor Devices, Inc.
and Michael Mosher, Tayco Developments, Inc.

"An Application of Active Control Theory to a Passive Isolation System:
Launch Boom Retraction Mechanism"

By: Michael Mosher, Tayco Developments, Inc.

"Mega Brace Seismic Dampers for the Torre Mayor Project at Mexico City"

By: Douglas P. Taylor

ITEM: TORRE MAYOR DAMPERS FEATURED IN POPULAR SCIENCE MAGAZINE

The December 2003 issue of Popular Science was devoted to the "Top 100 Technical Innovations of 2003." Featured prominently were the Torre Mayor building and its use of large dampers in mega brace elements for seismic protection. Unfortunately, the editors did not mention Taylor by name, only that the dampers were "adapted from declassified military technology." By the same token, many technical papers on Torre Mayor presented within the engineering and architectural communities do mention the Company by name, and these are the people who specify and use dampers in their projects.

By:	s/Douglas P. Taylor
Douglas P. Taylor
President